

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 28, 2008

By U.S. Mail and facsimile

Mr. Yongke Xue
Chief Executive Officer
SkyPeople Fruit Juice, Inc.
16F, National Development Bank Tower
Gaoxin 2nd Road
Xi'an, People's Republic of China 710075

> **Re: SkyPeople Fruit Juice, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 6, 2008**
> **File No. 333-149896**

Dear Mr. Xue:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on

one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

Prospectus Summary – The Company – Registration Rights Agreement, page 11

2.   We note your liquidated damages due and proposed accounting for those damages on page F-10. Please quantify the estimated damages that will incurred under this registration rights agreement as of the date of your filing.

Prospectus Summary - Our Corporate Structure, page 15

3.   We note that in the organizational chart of the company's structure, you have added a footnote about a minority 8.85% equity interest held by Xi'an Qinmei Food Co., Ltd. in a subsidiary of the company. The footnote states that it relates to "such company"; however, we do not see an asterisk in the chart or any other mark in the chart to indicate which company is being referenced in the footnote. Please revise and make corresponding revisions to the other places in the document where the organizational chart appears, such as page 36 and page F-6.

Risk Factors

General

4.   We note your response to our prior comment 9 and reissue it. Specifically, we note that in your Risk Factors you have not included a discussion of the covenant in the Stock Purchase Agreement, discussed on pages 7 and 43 of the Prospectus, pursuant to which you are not permitted to issue any preferred stock or convertible debt for three years as long as Barron Partners LLP and Eos Holdings, LLC continue to beneficially own 20% of the Series B Preferred Stock issued under the Stock Purchase Agreement.

"We may have inadvertently violated Section 402 …," page 22

5.   Please advise as to whether the recipients of the loans paid interest or other consideration to the company for the time value of the money that was borrowed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations and Business Outlook

Gross Margin, page 39

6.   Please revise to disclose what factors contributed to your 100% gross margin from kiwifruit seed sales for the six months ended June 30, 2008.

Business – Seasonality, page 54

7.   We note your response to our prior comment 22 and reissue it. For example, we note that on page 54 you still refer to "the squeezing season from August through February or March of the following year." Please revise as appropriate.

Business – Industry and Principal Markets, pages 54-55

8.   We note your response to our prior comment 25. Supplementally, please provide us with independent support for your assertions about the following topics, which were not covered in your response to our prior comment 25:

● The countries with the current largest demand for concentrated apple juice include the United States, EU members, Japan and Russia.

● The United States is the largest concentrated apple juice consuming country in the world, and the physical volume of trade of concentrated apple juice in the United States accounted for about 35% of the world's total in 2006.

● Concentrated apple juice from China accounted for approximately 47.7% of total consumption of concentrated apple juice in the United States in 2005.

● In 2005, 39% of concentrated apple juice consumed in the European market was from China.

● In China, the output of fruit juice and drinks nationwide was approximately 4,816,824 tons in 2004, an increase of 27.95% compared with that in 2003, and output increased by 29.17% to 6,000,000 tons in 2005. From January to October 2006, output was approximately 7,196,692 tons, an increase of 27.96% compared with that of the first 10 months of 2005.

● In 2006, the export volume of concentrated apple juice by Shaanxi Province was approximately 2,910,000 tons with a value of $212 million, accounting for 44.9% and 46.3% of the total export volume and value, respectively, of concentrated apple juice from all of the PRC.

● At present, the output, output value and export volume of concentrated juice of Shaanxi Province all rank first among other provinces and cities in China.

If you provide us with third party documents in response to this comment, you can expedite our review process by marking by highlighting or other means those portions of the document(s) that support the various assertions that appear in your document.

9.   We note your response to our prior comment 26. We note that you did not state in the Prospectus where investors may obtain a copy of the data from the United States Department of Agriculture. Please revise to include this information.

Note 2. Summary of Significant Accounting Policies

Consolidation, page F-6

10.   We note your analysis supporting your conclusion that Huludao Wonder Fruit Co ("Huludao") is a variable interest entity ("VIE"). Please further explain how you determined that you had a variable interest in Huludao pursuant to the definition in paragraph 2.c of FIN 46(R) upon formation of Huludao. Please clarify who owned the equity investment at risk in Huludao at formation and clarify any material changes in the equity investment at risk up to June 10, 2008, the date you acquired Huludao. Clarify whether you held an equity investment in Huludao, i.e., an equity interest that is required to be reported as equity in Huludao's financial statements. If Hede owned all or a majority of the equity in Huludao, please explain why they would not consolidate Huludao pursuant to SFAS 94. In this respect, explain how you determined that Hede did not control Huludao.

11.   With respect to your analysis of FIN 46R, please further clarify the following:

- Explain how Shaanxi Tianren participated significantly in the arrangement of the transaction.
- Explain why Shaanxi Tianren would be required to provide additional financial support to Hede. Clarify whether Shaanxi would be required to provide additional financial support to Hede based upon the contractual provisions of the loan agreement.
- Explain in detail the terms that or the lease agreement between Shaanxi Tianren and Hede and how this agreement was evaluated in your analysis.
- Explain why you assumed that Shaanxi Tianren would absorb the losses and receive the expected returns of Huludao if Shaanxi Tianren did not have an equity interest in Hulundao. Please provide your cash flow or other substantive analysis which supports this conclusion.

Revenue Recognition, page F-8

12.   We note your response to our prior comment 45 and that you have no history of returned products. Please revise your disclosure to be more specific on how many days a customer has a contractual right of return and how management has concluded no provision is necessary for returnable goods.

Property, Plant and Equipment, page F-9

13.   Please clarify the nature of your $2.6 million construction in progress asset. Explain what asset you are currently constructing and how you have determined that it will have future economic benefit.

Minority Interest in Subsidiary, page F-10

14.   We note your response to our prior comment 47. Please provide further analysis supporting your conclusion that it is appropriate to reflect the equity of Huludao as minority interest. In this respect, we understand your analysis with respect to your initial measurement of Huludao, but it is not clear why you have presented the equity as minority interest as of December 31, 2007.

Note 4. Convertible Preferred Stock, page F-12

15.   Your response to prior comment number 48 indicates that you first considered whether the embedded conversion option and warrants issued in connection with the Series A and B Convertible Preferred stock qualified as derivatives pursuant to SFAS 133 and EITF 00-19. Please clarify how you evaluated the guidance in paragraph 19 of EITF 00-19, which requires you to have sufficient authorized and unissued shares available to settle the contract when determining that the contracts should be classified in stockholders' equity pursuant to paragraph 11.a(2) of SFAS 133. In this respect, we note your response, which states, "the Company lacked a sufficient number of authorized and unissued common shares to satisfy the negotiated share exchange transaction through the issuance of common stock."

16.   We note your response to our prior comment 48 with respect to the valuation of your common stock. Please clarify why you believe that the purchase price of the Series A or B preferred stock less the amount allocated to the warrants provides a reliable estimate of the fair value of your common stock. Explain how you determined the value allocated to your warrants when preparing this valuation model. Please clarify why you did not use a valuation technique which uses an estimate of future cash flows to estimate the fair value of your common stock. In this respect, please clarify how you considered the guidance in the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" when determining the most appropriate valuation methodology for your common stock. As part of your response, tell us the conversion price of the Series A and B Preferred Stock and the value of your common stock as of each issuance date.

Exhibits, page II-3

17.   We note that in your list of Exhibits, you incorporate various documents by
        reference to various Form 8-K filings, but you do not specify in each instance
        which exhibit to the relevant Form 8-K filing is being incorporated by reference.
        Please revise in each instance to provide a specific reference to the number of the
        Form 8-K exhibit that is being incorporated by reference.

18.   We note that the documents that are incorporated by reference as your Articles of
        Incorporation do not indicate that the company's name has been changed to
        SkyPeople Fruit Juice, Inc., which suggests that there may be an amendment to
        the Articles of Incorporation that is not on file yet or is not on your exhibit list.
        Please file any such amendment and update the exhibit list accordingly.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter with your amendments that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that

    ·   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

    ·   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

    ·   the company may not assert this action as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United
        States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Bob Carroll at (202) 551-3362, or in his absence, Chris White at (202) 551-3461 if you have any questions regarding the accounting comments or financial statements. Please contact Norman Gholson, at (202) 551-3237 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc:	Darren Ofsink, Esq. (by facsimile 212-688-7273)
	B. Carroll
	C. White
	N. Gholson